200 East Randolph Drive
Chicago, Illinois 60601
312 861-2000
www.kirkland.com
April 19, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Sara D. Kalin Joshua Ravitz

Re:	Triad Financial Special Purpose LLC Amendment No. 1 to Registration Statement on Form S-3 Filed April 10, 2006 File No. 333- 132215
Ladies and Gentlemen:
          This letter is provided on behalf of Triad Financial Special Purpose LLC (the “Depositor”) in response to written comments received from the staff (the “Staff”) of the Division of Corporation Finance on April 14, 2006, with regard to the above Registration Statement on Form S-3 (the “Registration Statement”).
          The responses below correspond to the captions and numbers of such comments which are reproduced below in italic type. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references herein are to pages of the Registration Statement. Copies of Amendment No. 2 to the Registration Statement are enclosed and have been marked to show changes from Amendment No. 1 to the Registration Statement originally filed on April 10, 2006. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Registration Statement.
Base Prospectus
Credit and Cash Flow Enhancements, page 32
1.	While we note the revisions you have made in response to comment 15 of our letter dated March 30, 2006, this section continues to reference “third party payments” generally, despite the identification of specific types of third party payments, such as letters of credit and surety bonds. Either revise to specifically identify the other types of third party payments to which you refer or remove this reference.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
Division of Corporation Finance
April 19, 2006

          Response: We have deleted this language in response to the Staff’s comment. See pages 3 and 33 of the base prospectus.
2.	As a follow-up to comment 16 of our letter dated March 30, 2006, please remove the language in the first and second paragraphs of this section indicating that one form of credit enhancement may cover more than one series of securities.
          Response: We have revised our disclosure in response to the Staff’s comment. See page 32 of the base prospectus.
* * * * * * *
          We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact the undersigned at (312) 861-2110.

Sincerely,
/s/ Janette A. McMahan
Janette A. McMahan

cc:	Timothy O’Connor, Triad Financial Special Purpose LLC Kenneth P. Morrison, P.C., Kirkland & Ellis LLP